[WAVE SYSTEMS CORP LETTERHEAD]

                                    June 20, 2008

VIA FACSIMILE (202) 772-9210 AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:
Mark P. Shuman, Branch Chief
David L. Orlic
Katherine Wray

  Re:
  Wave Systems Corp. (the "Company")
  Registration Statement on Form S-3
  Filed April 18, 2008
  File No. 333-150340

Ladies and Gentlemen:

        This letter responds to the oral comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") received on a telephonic conference call between Katherine Wray and David Cosgrove of Bingham McCutchen LLP on June 18, 2008 with respect to the Staff's review of the registration statement (the "Registration Statement").

        Please be advised that the Company has revised the risk factor entitled "We may be unable to remain listed on The Nasdaq Global Market or The Nasdaq Capital Market" in response to the Staff's comments. In addition, the Company has also revised the "Incorporation of Certain Documents by Reference" section to include the Company's latest filings in response to the Staff's comments.

        If you have any further comments or would like to discuss any of the Company's responses, please do not hesitate to contact the undersigned or Mr. Cosgrove (212.705.7744).

Kind regards,
WAVE SYSTEMS CORP.
By:	/s/ GERARD T. FEENEY
Name: Gerard T. Feeney Title: Chief Financial Officer
cc:
Neil W. Townsend, Esq., Bingham McCutchen LLP
David B. Cosgrove, Esq., Bingham McCutchen LLP